UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

______________________

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“First quarter 2017: Full year targets maintained”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Leandro Conti		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart
		USA	+1 202 737 8913
www.syngenta.com

First quarter 2017: Full year targets maintained

•	Sales 1 percent lower: currency effect neutral

•	Further momentum in Asia Pacific

•	Late start to season in Europe

•	Sales of new products more than doubled

Group sales of $3.7 billion were 1 percent lower compared with the first quarter of 2016. Volumes were stable and pricing slightly lower. The more favourable currency trend which began in the second half of 2016 continued, with the Russian Ruble and the Brazilian Real strengthening against the dollar.

First quarter regional sales at CER1

Sales in Europe, Africa and the Middle East were unchanged despite a late start to the season in Northern and Central Europe, due to cold weather. This was offset by an excellent performance in South East Europe and ongoing growth in the CIS, as well as by solid growth in France due to the highly successful launch of ELATUS™ PLUS at the end of 2016.

In North America, a decline in Seeds sales was largely due to a timing difference in the receipt of trait royalties. Crop Protection sales showed robust growth driven by the ongoing success of TRIVAPRO™, based on SOLATENOL™.

In Latin America, sales were 3 percent lower. Dry weather in the second half of 2016, affecting the south of Brazil and Paraguay, reduced demand for fungicides and herbicides.

In Asia Pacific sales were up 4 percent. The main driver was ASEAN, with a continuing good corn seed performance. China grew based on the adoption of fungicides, notably AMISTAR®.

First quarter product line sales at CER1

Sales of Selective herbicides were primarily impacted by the late start to the season in Europe. In the USA, ACURON™ and DUAL GOLD® continued to expand despite competitive market conditions. Sales of Non-selective herbicides were also lower due to softness in glyphosate. Growth in Fungicides was driven by SOLATENOL™ based products in France, Germany and USA. This more than offset the impact of market weakness in Latin America. Insecticides sales were down due to lower sales in Northern Europe. Seedcare sales were slightly higher, with good performances by CRUISER® and FORTENZA® in Latin America.

____________________

1 At constant exchange rates

Syngenta – April 24, 2017 / Page 1 of 5

Corn seed sales grew strongly in both Latin America and Asia Pacific. In North America corn sales were down due to trait royalty timing. Soybean sales were also slightly lower. Diverse field crops registered double digit growth driven primarily by sunflowers. Vegetables recorded growth in Europe and Latin America.

Erik Fyrwald, Chief Executive Officer, said:

“While conditions for growers at the start of 2017 remain difficult, our business is steady and currencies are no longer a drag on our performance. For the full year we maintain our targets of low single digit growth in sales, an improvement in the EBITDA margin and strong free cash flow generation.

In recent weeks the ChemChina transaction has made very significant progress, with the receipt of regulatory approvals including the European Union and the USA. We look forward to closing the transaction in May 2017.”

ChemChina transaction update

On April 13, ChemChina announced that the tender offers to purchase all publicly held shares and ADSs will end on May 4, 2017. The Board of Directors of Syngenta has unanimously recommended the offer to shareholders.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Additional information and where to find it

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell company securities. The solicitation and offer to buy company securities is only made pursuant to the Swiss offer prospectus and the offer to purchase and other documents relating to the U.S. offer that have been filed with the US Securities and Exchange Commission (“SEC”). At the time the US Public Tender Offer was commenced, ChemChina and a designated direct or indirect subsidiary filed a tender offer statement on Schedule TO with the SEC and thereafter, the company filed a solicitation/recommendation statement on Schedule 14d-9 with respect to the offer. Investors and security holders are urged to read these materials carefully since they contain important information, including the terms and conditions of the offer. Investors and security holders may obtain a free copy of these materials and other documents filed by ChemChina and the company with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by the company at www.syngenta.com.

Syngenta – April 24, 2017 / Page 2 of 5

Cautionary statement regarding forward-looking statements

Some of the statements contained in this press release are forward-looking statements, including statements regarding the expected consummation of the acquisition, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition, such as regulatory approval for the transaction and the tender of at least 67% of the outstanding shares of the company, the possibility that the transaction will not be completed and other risks and uncertainties discussed in the company’s public filings with the SEC, including the “risk factors” section of the company’s form 20-F filed on February 16, 2017 as well as the tender offer documents filed by the offeror and the solicitation/recommendation statement filed by the company. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. The offeror, ChemChina and the company disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

Syngenta – April 24, 2017 / Page 3 of 5

Unaudited first quarter sales

	For the quarter ended March 31,
($m)	2017	2016	Actual %	CER[1] %
Group sales
Europe, Africa, Middle East	1,740	1,747	-	-
North America	946	986	- 4	- 5
Latin America	393	399	- 1	- 3
Asia Pacific	448	430	+ 4	+ 4
Total regional sales	3,527	3,562	- 1	- 1
Controls	117	112	+ 5	+ 2
Flowers	66	68	- 2	-
Group sales	3,710	3,742	- 1	- 1

Crop Protection by region
Europe, Africa, Middle East	1,218	1,274	- 4	- 3
North America	624	596	+ 5	+ 4
Latin America	307	344	- 11	- 11
Asia Pacific	405	390	+ 4	+ 3
Total	2,554	2,604	- 2	- 2

Seeds by region
Europe, Africa, Middle East	526	480	+ 10	+ 7
North America	332	398	- 17	- 17
Latin America	94	59	+ 60	+ 47
Asia Pacific	44	42	+ 5	+ 4
Total	996	979	+ 2	-

Sales by business
Crop Protection	2,554	2,604	- 2	- 2
Seeds	996	979	+ 2	-
Elimination of Crop Protection sales to Seeds	-23	-21	n/a	n/a
Total regional sales	3,527	3,562	- 1	- 1
Controls	117	112	+ 5	+ 2
Flowers	66	68	- 2	-
Group sales	3,710	3,742	- 1	- 1

1 Growth at constant exchange rates

Syngenta – April 24, 2017 / Page 4 of 5

Unaudited first quarter product line sales

	For the quarter ended March 31,
($m)	2017	2016	Actual %	CER[1] %
Selective herbicides	829	880	- 6	- 6
Non-selective herbicides	141	150	- 6	- 11
Fungicides	922	908	+ 2	+ 2
Insecticides	378	387	- 2	- 4
Seedcare	254	244	+ 4	+ 2
Other crop protection	30	35	- 15	+ 49
Total Crop Protection	2,554	2,604	- 2	- 2
Corn and soybean	487	520	- 7	- 8
Diverse field crops	364	317	+ 15	+ 10
Vegetables	145	142	+ 2	+ 5
Total Seeds	996	979	+ 2	-
Elimination of Crop Protection sales to Seeds	-23	-21	n/a	n/a
Controls	117	112	+ 5	+ 2
Flowers	66	68	- 2	-
Group sales	3,710	3,742	- 1	- 1

1 Growth at constant exchange rates

Syngenta – April 24, 2017 / Page 5 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 24, 2017	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Company Secretary

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration